CUSIP NO.	25212W100	Page 1 of 17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DEX ONE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

25212W100
(CUSIP Number)

Maria Gray
Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
800-632-2350
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	25212W100	Page 2 of 17

1.	NAMES OF REPORTING PERSONS.

Franklin Resources, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

(See Item 5)

8.	SHARED VOTING POWER

(See Item 5)

9.	SOLE DISPOSITIVE POWER

(See Item 5)

10.	SHARED DISPOSITIVE POWER

(See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,264,757

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%

14.	TYPE OF REPORTING PERSON

HC, CO (See Item 5)

CUSIP NO.	25212W100	Page 3 of 17

1.	NAMES OF REPORTING PERSONS.

Charles B. Johnson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

(See Item 5)

8.	SHARED VOTING POWER

(See Item 5)

9.	SOLE DISPOSITIVE POWER

(See Item 5)

10.	SHARED DISPOSITIVE POWER

(See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,264,757

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%

14.	TYPE OF REPORTING PERSON

HC,IN (See Item 5)

CUSIP NO.	25212W100	Page 4 of 17

1.	NAMES OF REPORTING PERSONS.

Rupert H. Johnson, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

(See Item 5)

8.	SHARED VOTING POWER

(See Item 5)

9.	SOLE DISPOSITIVE POWER

(See Item 5)

10.	SHARED DISPOSITIVE POWER

(See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,264,757

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%

14.	TYPE OF REPORTING PERSON

HC,IN (See Item 5)

CUSIP NO.	25212W100	Page 5 of 17

1.	NAMES OF REPORTING PERSONS.

Franklin Advisers, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

15,110,290

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

15,232,857

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,232,857

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%

14.	TYPE OF REPORTING PERSON

IA,CO (See Item 5)

CUSIP NO.	25212W100	Page 6 of 17

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value per share (the "Common Stock" ), of DEX ONE CORP.  , a Delaware corporation (the "Issuer"),

 whose principal executive offices are located at     1001 Winstead Drive, Cary, North Carolina 27513.

Item 2.	Identity and Background

(a)-(c), (f) The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto. The directors and principal executive officers of Franklin Resources, Inc. (“FRI”) and Franklin Advisers, Inc. (“FAV”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)      During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.	25212W100	Page 7 of 17

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock was issued in connection with the Issuer’s emergence from Chapter 11 bankruptcy under a joint plan of reorganization of the Issuer and its subsidiaries effective as of January 29, 2010 (the “Plan”). The Plan is described in the Issuer’s Current Report on Form 8-K filed on February 4, 2010. Unsecured debt beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are clients (collectively, “Clients”) of investment managers that are direct and indirect subsidiaries (collectively, the “Investment Management Subsidiaries”) of FRI, including FAV, was exchanged for the Common

Stock pursuant to the Plan. In addition, in connection with the Plan certain of the Clients received the Issuer’s Senior Subordinated Notes which are subject to the Indenture as defined and described below.

Item 4.	Purpose of Transaction

The Investment Management Subsidiaries acquired the Common Stock for the Clients for the purpose of investment.
None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this
Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the Clients.

Under that certain Restructuring Support Agreement, dated as of May 28, 2009 (the “Noteholder Support Agreement”), among the Issuer, its subsidiaries and certain of the Issuer’s noteholders, including FAV and certain of the Clients (the “Franklin Entities”), the Franklin Entities had the right to select three of the Issuer’s directors in connection with the Plan. The Franklin Entities selected Richard L. Kuersteiner, who currently serves as consultant to FRI. Mr. Kuersteiner has served in various capacities at FRI since 1990, including Director of Restructuring, Managing Corporate Counsel, Associate General Counsel, and has served as an officer of various Franklin Templeton funds. The Franklin Entities also supported two other directors selected by other parties to the Noteholder Support Agreement, Mark A. McEachen and Alan F. Schultz. Mr. McEachen and Mr. Schultz are not affiliated with any of FRI, the Investment Management Subsidiaries or the Clients. A copy of the form of Noteholder Support Agreement is attached hereto as Exhibit D.

The Issuer and certain of the Clients entered into a Registration Rights Agreement pursuant which the Issuer has agreed to cause shares of the Common Stock to be registered under Section 5 of the Securities Exchange Act of 1933, as amended, in accordance with the terms and conditions of that Agreement. The Registration Rights Agreement is incorporated by reference herein as Exhibit E.

Also pursuant to the Plan, the Issuer and The Bank of New York Mellon entered into an Indenture (the “Indenture”) in connection with the issuance of the Issuer’s $300,000,000 aggregate principal amount of Senior Subordinated Notes maturing on January 29, 2017. The terms of the Indenture, among others, require the Issuer to offer to repurchase the Senior Subordinated Notes at par after certain changes of control involving the Issuer. The Indenture provides that a change in control includes any person other than any Franklin Entity (as defined in the Indenture), becoming the ultimate beneficial owner, directly or indirectly, of 50% or more of the total voting power of the Issuer’s voting stock on a fully diluted basis. The Indenture is incorporated by reference herein as Exhibit F.

The Investment Management Subsidiaries, on behalf of the Clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending upon then-current circumstances, dispose of all or a portion of the Common Stock in one or more transactions. Additionally, the Investment Management Subsidiaries’ reserve the right on behalf of the Clients, to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5.	Interest in Securities of the Issuer

(a-b) The 15,264,757 shares of Common Stock covered by this Schedule 13D, representing 30.5% of the outstanding
Common Stock, are beneficially owned by the Clients. Investment management contracts grant to the
Investment Management Subsidiaries all investment and/or voting power over the securities owned by the
Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the
Investment Management Subsidiaries may be deemed to be the beneficial owners of the	Securities.

CUSIP NO.	25212W100	Page 8 of 17

Beneficial ownership by the Investment Management Subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January
12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI
(FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients.
Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of
Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in
Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal
Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and the FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.

The number of shares of Common Stock as to which each reporting person on this Schedule 13D and other Investment
Management Subsidiaries has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

Franklin Resources, Inc.:	0

Charles B. Johnson:	0

Rupert H. Johnson, Jr.:	0

Franklin Adviser, Inc.:	15,110,290

Franklin Templeton Investments Australia Limited:	2,219

Franklin Templeton Investments Corp:	3,255

Franklin Templeton Investment Management Limited:	6,144

Templeton Global Advisors Limited:	20,282

(ii)	Shared power to vote or to direct the vote of the Common Stock:
0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

Franklin Resources, Inc.:	0

Charles B. Johnson:	0

Rupert H. Johnson, Jr.:	0

Franklin Adviser, Inc.:	15,232,857

Franklin Templeton Investments Australia Limited:	2,219

Franklin Templeton Investments Corp:	3,255

Franklin Templeton Investment Management Limited:	6,144

Templeton Global Advisors Limited:	20,282

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:
0

CUSIP NO.	25212W100	Page 9 of 17

(c)	Other than the transaction described in Item 3, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the past sixty days.

(d)	No person other than the Clients is known to have the right to	receive or the power to direct

the receipt of dividends from, or the proceeds from the sale of, the Common Stock, except the Franklin Income Fund, a series of Franklin Custodian

 Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 10,242,761 shares of Common Stock, or 20.5% of the class.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of
such person’s	knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Executive Officers and Directors of FRI and FAV

Exhibit B: Joint Filing Agreement, dated as of July 20, 2007

Exhibit C: Powers of Attorney

Exhibit D:	Form of Restructuring Support Agreement dated as of May 28, 2009

Exhibit E:	Registration Rights Agreement dated January 29, 2010, incorporated herein by reference to
Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed February 4, 2010

Exhibit F: Indenture dated January 29, 2010, incorporated herein by reference to
Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed February 4, 2010

CUSIP NO.	25212W100	Page 10 of 17

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 08, 2010

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By: /s/MARIA GRAY
-----------------------------

Maria Gray

Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

CUSIP NO.	25212W100	Page 11 of 17

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, a Director and a Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Avenue Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th Floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888

Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Distribution, FRI;	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Alternative Strategies, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and Chief Investment Officer and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

FRI:	Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open-end and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.
FRI is the direct parent entity to FAV (see further description below).

FAV:	Franklin Advisers, Inc.
One Franklin Parkway

San Mateo, CA 94403-1906

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S.
registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds,
non-U.S. investment funds and private client accounts.

CUSIP NO.	25212W100	Page 15 of 17

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 8, 2010.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By: /s/MARIA GRAY
-----------------------------

Maria Gray

Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

CUSIP NO.	25212W100	Page 16 of 17

EXHIBIT C

POWERS OF ATTORNEY

LIMITED POWER OF ATTORNEY
FOR
SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of
Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)	prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any
national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting
Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)	perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)	this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)	any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)	neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)	this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as
of this	30th	day of	April	, 2007

/s/Charles B. Johnson
Signature

Charles B. Johnson
Print Name

CUSIP NO.	25212W100	Page 17 of 17

LIMITED POWER OF ATTORNEY
FOR
SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of
Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)	prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any
national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting
Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)	perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)	this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)	any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)	neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)	this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as
of this	25th	day of	April	, 2007

/s/ Rupert H. Johnson, Jr.
Signature

Rupert H. Johnson, Jr.
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